Amy Latkin
Vice President and Associate General Counsel
m: 646.662.6632

September 18, 2020

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Attn: Ms. Ashley Vroman-Lee

Re: Registration Statement on Form N-14 of Mutual of America Investment Corporation

Dear Ms. Vroman-Lee,

On behalf of the above-referenced registrant, set forth below are responses to comments that you provided by telephone to me and Scott Rothstein on September 10, 2020, concerning the Registration Statement on Form N-14 filed pursuant to the Securities Act of 1933 (the “1933 Act”) and Rule 488 thereunder filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on August 21, 2020.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in a 497 filing after the September 21, 2020 effective date of the registration statement.

Accounting Comments

Comment 1

Please confirm in the correspondence that the acquired funds are the accounting survivor. Add disclosure to the registration statement and pro forma financial information that the acquired funds are the accounting survivor.

Response 1	Footnote 1 of the disclosure will be revised to include the following defined term: Mutual of America Investment Corporation (“Investment Corporation, Acquiring Fund and Surviving Fund”).

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 2	Identify each statement in the pro forma financial information section as being pro forma and unaudited on page 4 and 5 of the SAI.
Response 2	All financial statement headers have been changed to read “pro-forma and unaudited”.

Comment 3	Pro forma adjustments should be presented in accordance with Regulation S-X 11-02(6).
Response 3	All pro-forma adjustments are in accordance with Regulation S-X 11-02(6).

Comment 4

The amounts for Components of Net Assets on the Statement of Assets and Liabilities for Institutional Funds Money Market Fund do not agree with the December 31, 2019 audited financial statements.

In addition, the pro forma column amounts of Components of Net Assets do not sum accurately.

Response 4	Amounts have been changed so that they agree to the December 31, 2019 audited financial statements and they sum accurately.

Comment 5	Remove the pro forma Statement of Changes in Net Assets as it is not needed or required.
Response 5	The pro-forma Statement of Changes in Net Assets has been deleted.

Legal comments

Comment 1

On page 1, under the “Synopsis” heading, the last bullet “Comparable Overall Expenses” states:

       While the operating expenses of an Investment Corporation Fund is generally higher than the corresponding Institutional Fund because Mutual of America Capital Management LLC (the “Adviser”) is currently reimbursing the expenses of the Institutional Funds, the investment management fees of the Investment Corporation Funds are five (5) to ten (10) basis points lower, depending on the particular fund.

Please clarify this section and do not use ranges.

Please disclose the Investment Corporation and Institutional Funds fees and expenses for each fund as the expense reimbursement agreement could be terminated by the Adviser. Please show on a fund by fund basis which fees would go up and go down. Please clarify the paragraph to be specific as to each fund’s expenses and fees prior to and after the reorganization, and with and without the expense reimbursement agreement.

Response 1

We have revised the disclosure as follows:

     Comparable Overall Expenses. As shown in the chart below, the difference in total operating expenses of the Funds is generally not significant. Additionally, while Mutual of America Capital Management LLC (the “Adviser”) is currently

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

     reimbursing the expenses of the Institutional Funds, the reimbursement agreement with the Adviser could be terminated by the Adviser after April 30, 2021, which would result in substantially higher costs for shareholders of the Institutional Funds. The Reorganization will result in greater certainty as to total expenses for each Fund.

	Current Institutional Funds Fees and Expenses (Net of Expense Reimbursement)	Institutional Funds Fees and Expenses Without Expense Reimbursement	Current and After Reorganization Investment Corporation Funds Fees and Expenses
Equity Index Fund	0.13%	1.26%	0.13%
All America Fund	0.50%	2.40%	0.49%
Small Cap Value Fund	0.85%	2.45%	0.81%
Small Cap Growth Fund	0.85%	2.60%	0.81%
Mid-Cap Equity Index Fund	0.13%	1.39%	0.14%
International Fund	0.29%	5.00%	0.35%
Money Market Fund	0.20%	1.48%	0.23%
Bond Fund	0.45%	1.82%	0.44%

Comment 2

On page 3, under the “Synopsis” heading, the question states:

     Will the Reorganization result in higher Investment Advisory Fee Rates and Fund Expense Rates?

     The investment management fees of the Investment Corporation Funds are five (5) to ten (10) basis points lower than their comparable Institutional Funds, depending on the particular Fund. While the total fund expense rates for the Institutional Funds range from being 0.04% lower to 0.06% higher than their comparable Investment Corporation Funds, this is because the Adviser is currently reimbursing the other expenses of the Institutional Funds pursuant to a reimbursement agreement that could be terminated by the Adviser as soon as April 30, 2021. If the Adviser was not reimbursing the other expenses of the Institutional Funds, the total expenses of the Institutional Funds would range from being 1.13% to 4.71% higher than the comparable Investment Corporation Funds.

A sentence in the disclosure states “this is because the Advisor is currently reimbursing the other expenses of the Institutional Funds”.

If you disclose the expense reimbursement for Institutional Funds, then also disclose the expenses reimbursement for the Investment Corporation Funds.

Response 2	There is no expense reimbursement for the Investment Corporation Funds.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 3

With respect to the fee table on page 5, there is an asterisk shown on the line item Expense Reimbursement and the comment in the footnote. Why is an asterisk shown for both the target and acquired fund, when the asterisk only applies to the target fund? Move the asterisk to the column for the target fund.

Response 3	We moved the asterisk next to (1.13)%, the amount listed as an expense reimbursement for the target fund and have made a comparable change for each of the other funds.

Comment 4	Note that Appendix A is a Form of Agreement and Plan of Reorganization. Eventually please file the actual Agreement and Plan of Reorganization.
Response 4	We will file the Agreement and Plan of Reorganization in a 497 filing after the effective date of the registration statement.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

cc: Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com